

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2024

Bruce Czachor
Executive Vice President and Chief Legal Officer
Piedmont Lithium Inc.
42 E Catawba Street
Belmont, NC 28012

>   **Re: Piedmont Lithium Inc.**
>   **Post-Effective Amendment No. 2 to Form S-3**
>   **Filed February 29, 2024**
>   **File No. 333-259798**

Dear Bruce Czachor:

We have reviewed your correspondence dated March 26, 2024 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 2 to Form S-3

Exhibits

1.   We note your letter response to prior comment 1 and reissue the comment. Please file the engineering consents pursuant to Item 1302(b)(4) and Item 601(b)(23) of Regulation S-K. Refer to Question 146.07 of Compliance and Disclosure Interpretations for Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Bruce Czachor
Piedmont Lithium Inc.
April 8, 2024
Page 2

      Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Eric Scarazzo